Atna Concludes Definitive Agreement on Pinson Gold Property

Vancouver, B.C. (August 17, 2004). Atna Resources Ltd. is pleased to announce that it has concluded a definitive agreement with Pinson Mining Company (a wholly owned subsidiary of Barrick Gold) to option the Pinson Gold property in Nevada. The Pinson property fulfils Atna’s objective of acquiring an advanced exploration project with near term potential to establish a well-defined gold resource. Pinson enhances and complements Atna’s growing portfolio of exploration properties in Nevada and establishes the company as a leading participant in Nevada gold exploration.

The Pinson property is located at the north end of the Battle Mountain – Eureka/Cortez trend where it intersects the Getchell trend. The area is prolifically mineralized with well over 24 million ozs. of past production and resources reported from the Getchell, Turquoise Ridge, Twin Creeks, Lone Tree and Pinson operations.

Atna intends to explore potential for the underground development of several known zones of high-grade gold mineralization that dip below the Pinson open pit mines, where production ceased in 2000. Samples of mineralized intersections from approximately 25 holes drilled over the past 20 years will be reassayed to enable integrating assay data into a systematic database with appropriate standards and quality control.

A drill program is scheduled to begin at the end of August to define a resource and to acquire geotechnical data in 2 target areas from near surface to a depth of 1,500 – 2,000 feet. Drilling will focus more intensively on the relatively shallow portions of the CX Zone, which extends from the base of the CX pit and on the Range Front Zone, which dips below both the CX and the Mag pits. A total of 27 holes, including about 20,000 feet of Reverse Circulation pre-collars and 10,000 feet of core tails are planned. The company plans to release drill results from groups of several holes at a time as complete assay data becomes available and check analyzes are completed on mineralized intervals.

Atna had working capital in excess of $4,000,000 at the end of June and is well financed to carry out the Pinson work program.

For further information, please contact:

Deanna McDonald, Manager, Investor Relations/Geologist
Atna Resources Ltd.
510 – 510 Burrard Street
Vancouver, B.C. V6C 3A8
Tel: (604) 684-2285
Fax: (604) 684-8887
E-mail: dmcdonald@atna.com
http://www.atna.com